February 6, 2026

Jamie Bligh
Chief Financial Officer
CDT Equity Inc.
4851 Tamiami Trail North, Suite 200
Naples, Florida 34103

       Re: CDT Equity Inc.
           Registration Statement on Form S-3
           Filed January 30, 2026
           File No. 333-293062
Dear Jamie Bligh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Todd Mason